Exhibit 99.1

Pactera Announces Extraordinary General Meeting of Shareholders

Beijing, March 6, 2014 - Pactera Technology International Ltd. (Nasdaq: PACT) (“Pactera” or the “Company”), a global consulting and technology services provider strategically headquartered in China, today announced that at an extraordinary general meeting held today, the Company’s shareholders voted to approve the proposal to authorize and approve the previously announced Agreement and Plan of Merger dated as of October 17, 2013 (the “Merger Agreement”), among the Company, BCP (Singapore) VI Cayman Acquisition Co. Ltd. (“Parent”), BCP (Singapore) VI Cayman Financing Co. Ltd. (“Midco”) and BCP (Singapore) VI Cayman Merger Co. Ltd. (“Merger Sub”), the plan of merger (the “Plan of Merger”) and the transactions contemplated thereby. The transaction has already obtained all necessary antitrust approvals under the PRC Anti-Monopoly Law, the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Approximately 99% of the Company’s outstanding common shares (the “Shares”) entitled to vote were present in person or by proxy at today’s extraordinary general meeting. Of the Shares present in person or by proxy at the extraordinary general meeting, approximately 89% were voted in favor of the proposal to authorize and approve the Merger Agreement and any and all transactions contemplated by the Merger Agreement, including the merger. A two-third majority of Shares present and voting in person or by proxy at the extraordinary general meeting was required for approval.

The parties expect to complete the merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. If the merger is completed, the Company will continue its operations as a privately held company and, as a result of the merger, the American depositary shares, each representing one Share (the “ADSs”), will no longer be listed on the NASDAQ Global Select Market and the American depositary shares program for the ADSs will terminate.

About Blackstone

The Blackstone Group L.P. (together with its affiliates, “Blackstone”) is one of the world's leading investment and advisory firms, with 25 offices around the world. Through its different investment businesses, as of December 31, 2013, Blackstone had total assets under management of approximately US$266 billion, including US$65.7 billion in private equity funds. Through December 31, 2013, Blackstone's private equity funds have invested approximately US$41 billion in 177 transactions in a variety of industries and geographies. Blackstone's private equity funds currently manage a global portfolio of investments in 72 companies, which in aggregate combine to represent over US$86 billion of revenues and over 595,000 employees. Our current global investment fund, Blackstone Capital Partners VI, is one of the largest private equity funds in the world with committed capital of US$16.2 billion.

About Pactera

Pactera Technology International Ltd. (NASDAQ: PACT), formed by a merger of equals between HiSoft Technology International Limited and VanceInfo Technologies Inc., is a global consulting and technology services provider strategically headquartered in China. Pactera provides world-class business / IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore, Malaysia, Mauritius and Switzerland. Pactera's comprehensive services include business and technology advisory, enterprise application services, business intelligence, application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing.

For more information about Pactera, please visit www.pactera.com.

Safe Harbor: Forward-Looking Statements

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Pactera's control, which may cause Pactera's actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. Further information regarding these and other risks, uncertainties or factors is included in Pactera's filings with the U.S. Securities and Exchange Commission. All information provided in this news release is as of the date of this news release, and Pactera does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Tracy Zhou

Investor Relations

Pactera Technology International Ltd.

Tel: +86-10-5987-5138

E-mail: ir@pactera.com